SHOSHONE SILVER MINING CO.  --  LETTER TO SHAREHOLDERS

"A Mining Company Full of Opportunities...Looking for Opportunities!"

(A WORD FROM THE PRESIDENT 2001: Ending 2000 Fiscal Year December 31, 2000)

Shoshone Silver Mining Co. has been in operation since 1969 and owns 33 patented and 24 unpatented claims along the Placer Creek fault near Lakeview, Idaho and the Wallace Mining District and has recently added silver, gold and silica properties along with an operating 'mill' and 'silica crushing plant' in Sonora, Mexico.

Shoshone was capitalized for 10,000,000 shares in1970. Stocks are available through most stock brokers. The OTC Stock Symbol: SHSH

We're in to the new millennium now and it has come with many opportunities for Shoshone. Besides our North Idaho Lakeview property, we've expanded into Mexico because of new opportunities with silver, gold and potential platinum properties.

NORTH IDAHO LAKEVIEW OPERATIONS: We have recently been updating our Lakeview plant and mill with a bromide leach system that is environmentally efficient for a possible reopening of the Lakeview mill for our own ore and custom milling.

MEXICO OPERATIONS: We are in partnership with 'Cuesta' Corp. (Frank Turley Jr.) and have silver, gold, and silica mines now in operation in Senora, Mexico. Shoshone has a hard-rock gold mine called "La Vibra" (or "Rattlesnake" in English) in Sonora, Mexico not far from Douglas, Arizona. Just below it is the placer mine, "La Morena". The silica mines are further down into Mexico near the city of Hermasillo, Senora, Mexico. Shoshone is running qualitative assay tests on it's two silver and gold mines as of February 2001. Results of these tests should be available by April 2001.

We were able to purchase and acquire Mexico holdings through minimum expense and tight budget control. Some of our idle, (not in use) equipment at our Lakeview Mine was used, along with cash for these acquisitions, along with 300,000 shares of company treasury stock.

We have been able to use our domestic stock portfolio investments to fund projects, along with some silica sales money.

THE CURRENT PROJECTS SHOSHONE OWNS A PERCENTAGE OF IN MEXICO ARE:

Mill (silver and gold)---25%
La Morena Mine placer silver and gold)---25%
La Vibra Mine (silver and gold)---25%
Santa Rita Mine (silica)---33 1/3%
East Inez Mine Property (mining some silica deposits)---49%
Middle Inez Mine Property (mining some silica deposits)---49%
West Inez Mine Property (mining some silica deposits)---49%

Our latest news from Sonora, Mexico operations as of: April 2001 Recent purchase of a third highway truck of 18 ton carrying capacity was completed. Shipments for year 2000 were 4,000 tons at $34.00 a ton.

Shoshone also purchased, April 2001, a rolls crusher for silica fines orders. The rolls crusher will augment the existing jaw crusher in place and running.

Shoshone has 49% in silica holdings. Shoshone is seeking silica fine orders for the glass factories and increase sales of our existing contract with Mexico De Cobra Copper Smelter, (smelter is in Nacozari, Sonora).

Total silica tonnage mined, produced and shipped for year 2000 is 4,000 tons at $34.00 a ton. Our main customer is Mexico de Cobra, a large copper smelter. We are currently seeking silica contracts for Mexico glass factories as our silica is very high quality at 96%.
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Our total measured silica reserve in conservative tonnage is 1,200,000 tons available for mining and sale. Our crusher and quarries are visible from highway on right going south to Hermasillo, Sonora, Mexico, just one mile south of Mazocahi, Mexico. For a full report on silica reserve and tonnage and environmental report, contact office. The report price is $100 per order.

The "La Vibra" (or Rattlesnake in English) is a hard rock silver, gold mining project, and is 50 acres in size. The "La Morena" placer deposits are just below it. The placer deposits have proven reserves of 3.4 grams per ton of gold, at a trenching cost of $20,000 to evaluate reserves and is 250 acres in size.

NORTH IDAHO MILL SITE IN LAKEVIEW: We have recently been updating our Lakeview plant and mill with a bromide leach system that is environmentally efficient for a possible reopening of the LakeView Mill, for processing our own ore and custom milling.

PATENTED LAND CLAIMS TO DATE: Shoshone owns 33 patented and 24 unpatented claims as of 2001. They're located along the Placer Creek fault near Lakeview, Idaho and the Wallace Mining District.

EMPLOYEES (ON AN AVERAGE) IN IDAHO AND MEXICO OPERATIONS: The average is 10 to 15 people. All but two of these are in Mexico. Average payroll to these people is a variable.

At present, James Scheller (President) has expenses provided for Shoshone related work and bonus paid when available. No salary.

Frank Turley, (Vice President Mexico Operations) has expenses paid, no salary. Bonus paid when available.

Carol Stephan, (Secretary/Tres.) is paid $350.00 per month. The Directors are not paid.

We continue to be debt free and productive with the company's assets... thereby acquiring new projects and operations. We continue to look for good people to join our team and good projects. Shoshone has 8,993,132 shares outstanding and also approximately 3,400 shareholders. The high bid price since 1968 was $2.85 with the high of $1 in 1987.

The use of the internet will allow us to keep you, our stockholder owners aware of current activities of your company. Keep this web page handy for updates, and please call if you have any questions.

Thank you to all the loyal stockholders and directors who have supported us. We're looking forward to a prosperous and successful future.

Please call if you have any questions.

Sincerely,

James I. Scheller, President


CONTACT US:
P.O. Box 2011
Coeur d'Alene, ID 83814
Phone: 503-632-0032
Fax Phone: 503-632-1567
E-mail: shoshonemining@hotmail.com

JAMES SCHELLER, President: 503-632-4422
FRANK TURLEY, Vice Pres. Mexico Operations: 520-364-4672
CAROL STEPHAN, Sec/Tres.: 208-265-0801

DIRECTORS:
JOE SOLVICK, Coeur d'Alene, Idaho: 208-667-3337
BRUCE GRAHAM, Orange, Calif.: 714-628-5200
DON CONKINS, Portland, Oregon: 503-504-2433